DEUTSCHE BANK AKTIENGESELLSCHAFT

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Kevin W. Vaughn, Accounting Branch Chief, Office of Financial Services II
Division of Corporation Finance

November 25, 2015

Re:	Deutsche Bank Aktiengesellschaft

Form 20-F for Fiscal Year Ended December 31, 2014

Filed March 20, 2015

Form 6-K Dated October 8, 2015

File No. 001-15242

Dear Mr. Vaughn,

We have received your letter, dated October 28, 2015, providing additional comments following the filing of our Form 6-K on October 8, 2015.

Our responses to your questions are set forth below.

Form 6-K Filed October 8, 2015

Deutsche Bank Announces Anticipated Changes Impacting Third Quarter 2015

Results, page 2

1.	We note from your press release made public on October 7, 2015 and your Form 6-K furnished on October 8, 2015 that you anticipate recording € 5.8 billion of goodwill and other intangibles impairment in the third quarter of 2015. Please respond to the following:

•	Please provide us with a quantified breakdown identifying segment and genesis of the goodwill and other intangibles on which you expect to record an impairment charge (i.e., how much related to Postbank, Bankers Trust, etc.).

a) Quantified Breakdown of Goodwill

On October 7, 2015, Deutsche Bank (“DB” or “we”) announced the expected impairment of goodwill (approximately € 5 billion) and intangible assets (approximately € 0.8 billion). The final impairments disclosed in our Interim Report as of September 30, 2015 (the “3Q15 Interim Report”) were consistent with the amounts announced in this press release.

The goodwill impairments relate to our cash-generating units (“CGUs”) Corporate Banking & Securities (“CB&S”) (approximately € 2.2 billion) and Private & Business Clients (“PBC”) (approximately € 2.8 billion).

The CGU-specific goodwill balances and the impairments recorded in the third quarter 2015 are described in detail on page 113 of our 3Q15 Interim Report. We have reproduced the relevant table below for your reference.

Goodwill allocated to cash-generating units

in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit [1]	Others	Total
Balance as of January 1, 2015	2,016	2,763	474	4,131	0	134	9,518
Goodwill acquired during the year	0	0	0	0	0	0	0
Purchase accounting adjustments	0	0	0	0	0	0	0
Transfers	0	0	0	0	0	0	0
Reclassification from (to) “held for sale”	0	(1)	0	(16)	0	(138)	(155)
Goodwill related to dispositions without being classified as “held for sale”	0	0	0	0	0	0	0
Impairment losses [2]	(2,168)	(2,765)	0	0	0	0	(4,933)
Exchange rate changes/other	152	3	34	216	0	5	411
Balance as of September 30, 2015	0	0	508	4,331	0	1	4,841
Gross amount of goodwill	3,499	2,765	508	4,331	652	592	12,348
Accumulated impairment losses	(3,499)	(2,765)	0	0	(652)	(591)	(7,507)
[1]	Includes primary CGUs NCOU Wholesale Assets and NCOU Operating Assets.
[2]	Impairment losses of goodwill are recorded as impairment of goodwill and other intangible assets in the income statement.

Further detailed disclosures related to these impairments are provided in the Note “Goodwill and Other Intangible Assets” on pages 113 to 117 of our 3Q15 Interim Report.

b) Genesis of Goodwill Balances

Upon initial recognition, goodwill is recorded and allocated to a CGU and is assessed on this level going forward in accordance with IAS 36. As a result, all individual goodwill amounts created in various business combinations over time that are allocated to a single CGU are measured as one overall goodwill balance for that CGU under IFRS. Particularly for impairment testing and derecognition purposes, goodwill is no longer assessed on the level of the historic acquisition from which it originated but is measured only on a CGU level going forward.

With respect to the historic development of our goodwill balances by CGU prior to the 3Q15 impairments, we have included the following table, which provides an overview of significant historic acquisitions that contributed to DB’s goodwill balance over time by CGU.

Top 10 Goodwill DB Group (IFRS) as of June 30, 2015 in EUR bn

	Goodwill relates to acquisition of …	Acquired in	Total Goodwill reported	Goodwill allocated to CGUs
				CB&S	GTB	AWM	PBC
1	Bankers Trust	1999	4.8	2.9	0.5	1.4	—
2	Postbank	2010	2.1	—	—	—	2.1
3	Scudder	2002	0.8	—	—	0.8	—
4	Sal. Oppenheim	2010	0.8	—	—	0.8	—
5	Berliner Bank	2007	0.5	—	—	—	0.5
6	Tilney Group Limited	2006	0.4	—	—	0.4	—
7	National Discount Broker	2000	0.4	0.4	—	—	—
8	RREEF	2002	0.2	—	—	0.2	—
9	Norisbank	2006	0.2	—	—	—	0.2
10	DWS	2000	0.2	—	—	0.2	—
Top 10 Goodwill Subtotal			10.6	3.3	0.5	4.0	2.8
Others 1)			(0.7)	(1.1)	(0.0)	0.4	(0.1)
Total CGU Goodwill			9.9	2.2	0.5	4.4	2.8

1)	includes other acquisitions, FX effects, re-segmentations and the goodwill impairments in 4Q2012

c) Other Intangible Assets

On April 27, 2015, Deutsche Bank announced its new strategic roadmap, of which the disposal of Postbank is an integral part. The Group’s further updating of its new Strategy 2020 in the third quarter 2015 constituted a triggering event upon which goodwill and all other non-financial assets included in the CGU PBC had to be tested for impairment.

The valuation performed in the third quarter 2015 on the finalized new strategic plan resulted in an impairment of the CGU PBC. After allocation of the impairment to fully write-off the PBC goodwill (€ 2.8 billion), an impairment test of other intangible assets within the CGU PBC was performed. This resulted in an impairment loss of € 837 million of other intangibles in the CGU PBC.

In detail, the impairments relate to the full write-off the Postbank trademark (€ 410 million) and customer-related intangible assets (€ 397 million), reflecting the change in strategic intent and the expected deconsolidation of Postbank. In addition there was a write-off to zero of the BHW trademark (€ 15 million) and other contract-based intangible assets (€ 14 million).

The impairment was calculated by comparing the carrying amounts of these intangible assets with their fair value less costs of disposal of zero (Level 3 of the fair value hierarchy). For further detail, please refer to our disclosure on page 117 of the 3Q15 Interim Report which we have further summarized below in this document.

•	You indicate in footnote 25 on page 389 of your 2014 20-F that you test for goodwill impairment annually in the fourth quarter. Discuss in detail the circumstances and events that triggered any interim goodwill impairment tests.

Conceptually, IAS 36 requires an entity to test goodwill and other intangible assets annually for impairment. An additional impairment test is required where impairment indicators become available between annual tests [IAS 36.9 and 10].

In the third quarter of 2015, DB performed a goodwill impairment test because the development and approval of Strategy 2020, including the intention to dispose Postbank, constituted a trigger event for such a test under IAS 36.

While Strategy 2020 was preliminarily announced in the second quarter of 2015, at that point DB had not yet performed the detailed financial analysis required to create a financial plan to be used as the basis for the goodwill impairment test. This work was only performed and substantially completed in the third quarter of 2015, resulting in an approved detailed Strategy 2020 financial plan in the third quarter 2015 that could be used as the basis for our goodwill impairment test.

The approved Strategy 2020 financial plan included key assumptions, including the disposal of Postbank, the change in strategic intent related to our Hua Xia Bank investment, updated capital demand levels (RWAs, Leverage Exposure) and capital supply projections as well as significantly increased targeted regulatory capital ratios.

As this plan was substantially complete in the third quarter 2015 and approved prior to the publication of our 3Q15 Interim Report, it triggered a goodwill impairment test which was performed based on the newly adopted plan, and accordingly the resulting impairments were recorded in our 3Q15 financial statements.

•	Identify the specific expected higher capital requirements that materially impacted your goodwill impairment test. Specifically address the timing of these anticipated capital requirements, and explain how they differ from those inherent within your 2014 goodwill impairment test. Tell us the date you became aware of these higher capital requirements, as well as the date the requirements become effective.

Under IAS 36.18 the recoverable amount of a cash-generating unit is the higher of its fair value less cost of disposal and its value in use. Under IFRS the recoverable amount is to be calculated as the present value of expected cash flows [IAS 36.30 and IFRS 13.62]. DB uses a discounted-cash-flow-to-equity-model in line with financial industry practice. Under this approach the recoverable value is determined by the present value of the future, distributable items, which have to take into consideration requirements to maintain an assumed capital level by retaining earnings in accordance with expected RWAs and respective applicable capital target ratios, which represent the capital items most materially impacting the impairment test.

Conceptually, as both the planned RWA levels and the underlying CET1 target ratio requirements increase over the plan years, the requirements to retain equity are correspondingly increasing. Overall this results in decreased distributable cash flows, which ultimately reduces the underlying DCF value.

The target CET1 ratio that DB uses as part of the strategic financial plan is predominantly determined by bank regulators. On November 4, 2014, European Central Bank (“ECB”) took over from national bank regulators responsibility for the supervision of EU banks. DB was previously supervised by the German Federal Financial Supervisory Authority (“BaFin”), and the ECB takeover followed a year-long preparatory phase which included in-depth examination of the resilience and balance sheets of the biggest banks in the Euro area. The ECB is now responsible for developing and interpreting applicable regulatory requirements, including application of capital requirements and definitions.

The following outlines the timing of key events that prompted a change in the anticipated target capital requirement assumptions within the planned cash flows, compared to DB’s previous 2014 strategic financial plan that had been utilized for our prior-year goodwill impairment test.

•	While DB’s 2014 annual test based on the 2014 plan assumed a target CET1 Ratio of 10.0%, DB’s 3Q15 test was based on the final approved Strategy 2020 financial plan which assumed a higher target CET1 Ratio of 12.5%.

•	The increased capital targets are a result of regulatory requirements, peer banks’ disclosures of their capital targets during July and August as well as analyst and market expectations of DB’s CET1 target ratio, which evolved throughout 2015.

•	In addition to the increased CET 1 target ratio, the current strategic plan includes an effect referred to as “RWA inflation”. DB anticipates that forthcoming Basel 4 rules regarding market, credit and operational risk will result in a higher imputed Risk-Weighted Asset (“RWA”), despite DB’s intent to decrease its actual RWA levels (as measured under current regulatory rules) and reduce its leverage exposure. The anticipated “RWA inflation” is expected to reach €110 to €130 billion by the end of 2020, and significant parts of the increase are expected to occur in 2019 and 2020.

•	Tell us the “current expectations regarding the disposal of Postbank” that resulted in impairment of goodwill and intangibles for that entity. Identify the date you became aware of the information that led to the impairment charge for Postbank, and clearly explain how the new information is different than your prior expectations.

Principally, the 3Q15 goodwill impairment is driven by the overall profitability of the CGU PBC. Although Postbank is a significant component of the CGU PBC, the goodwill impairment itself cannot be explained solely by the anticipated Postbank disposal in isolation as other effects, such as general IBIT expectations, RWA and leverage exposure assumptions and increased CET1 targets of the overall CGU PBC, which contributed to the impairment amount.

Postbank’s core PBC business activities were part of the planned cash flows of the CGU PBC in prior-year impairment tests. The planned IBIT contributions from Postbank’s going concern operations thus formed part of DB’s prior expectations and were included in the PBC CGU’s planned cash flows.

The change in strategy with respect to Postbank resulted in a requirement to replace these run-rate IBIT projections that formed part of the CGU’s terminal value in prior valuations with a cash flow reflecting the anticipated proceeds from the disposal of Postbank in the near-term years of the planned cash flows.

This change from a long-term cash flow based DCF valuation to an assumption based on anticipated disposal proceeds resulted in a significant decrease of the recoverable amount of our PBC CGU. The anticipated sales price indication for Postbank was determined using a DCF and multiple valuation approach.

The level and timing of this cash flow was included and agreed on as part of the detailed strategic plan that was completed in the third quarter 2015 as noted above.

•	Tell us the discount rates and long-term growth rates used to test for goodwill impairment within CB&S and PBC CGUs. Discuss the rationale for changes (if any) from those used for 2014 as disclosed within your 2014 Form 20-F on page 392.

The discount rates applied in our goodwill impairment test have been determined based on the capital asset pricing model and comprise a risk-free interest rate, a market risk premium and a factor covering the systematic market risk (beta factor).

For your reference, we have included the disclosure related to the applied discount rates which you can also find in detail in the Note on Goodwill and Other Intangible Assets on page 115 of our 3Q15 Interim Report:

	Discount rate (post-tax)
	2015	2014
Corporate Banking & Securities	9.7%	10.3%
Private & Business Clients	9.2%	10.0%

The changes in discount rates compared to 2014 are mainly due to reduced risk-free rate levels which are estimated based on the yield curve of German government bonds.

	Long-term growth rate
	2015	2014
Corporate Banking & Securities	0.1%	3.2%
Private & Business Clients	2.6%	3.2%

The long-term growth rates are the lower of (i) projected revenue growth rates of the CGUs in the outer years of the Strategic Plan and (ii) expectations for the development of gross domestic product and inflation.

As the expected revenue growth rate assumptions in the later years of the five-year financial plans were significantly lower compared to 2014 as part of the 2015 business plans for the affected CGUs, the long-term growth rates were capped at these levels.

•	Discuss how recent management changes and/or shifts in strategy impacted your goodwill impairment test.

As noted above, the goodwill impairment test was driven by the continued development and finalization of the detailed financial plan in the third quarter of 2015. The fundamental roadmap that was outlined initially in our Strategy 2020 announcement from April 2015 was further refined and adjusted by the Management Board, including the new co-CEO, over the course of the second and third quarters of 2015, ultimately driving the detailed financial plan which was substantially completed in the third quarter and forms the basis of the third quarter 2015 goodwill impairment test.

•	Provide us with the details of your other intangible impairment analysis.

As outlined in the third question within Question 1 above, the valuation performed in the third quarter 2015 on the finalized new strategic plan resulted in an impairment of the CGU PBC in the third quarter 2015. After allocation of the impairment to fully write-off the PBC goodwill (€ 2.8 billion), an impairment loss of € 837 million related to other intangible assets within the CGU PBC was recognized.

The impairment test performed in the third quarter 2015 found the recoverable amount of the intangible assets that were recognized in the acquisition accounting of Postbank in 2010 to be zero, under both the fair value less cost of disposal and the value in use concepts as prescribed by IAS 36.

•	The fair value less cost of disposal ultimately took into consideration the anticipated sales price indication for Postbank overall which was determined using a DCF and multiple valuation approach. As the anticipated sales proceeds were not expected to cover the Postbank-related intangible assets’ carrying amounts, the fair value less cost of disposal was deemed to be zero.

•	For the value in use for impairment testing purposes, DB considered the anticipated proceeds from the sale of Postbank, which is a central component of Deutsche Bank’s new strategy. As a result, Deutsche Bank Group is no longer expected to benefit from these intangible assets on a going-concern basis. To determine the value in use, both DB’s disposal intent and the expected financial effects on disposal had to be taken into account. Given that there is no alternative use of trademark and customer related intangible assets after a disposal of Postbank, the value in use was accordingly determined at zero.

As the carrying amounts of Postbank-related intangibles could not be substantiated based on the fair value less cost of disposal concept, and given that DB did not believe that the value in use would materially exceed the fair value less cost of disposal as it would mainly consist of the net disposal proceeds, DB concluded that a full write-off of these intangible assets was required in the third quarter of 2015. [IAS 36.21]

2.	You separately disclose that you expect to record an impairment of €0.6 billion on the carrying value of your 19.99% stake in Hua Xia Bank Co. Ltd. triggered by a changed in your intent of the holding, which you no longer consider to be strategic. Please more clearly describe the change in intention regarding this holding and how that change in intent resulted in an impairment charge.

In the second quarter of 2015 Hua Xia Bank’s fair value less cost of disposal based on the investment’s market capitalization as of June 30, 2015 exceeded its carrying amount and thus no impairment trigger event existed.

In accordance with IAS 36.12, an impairment trigger was identified at the end of the third quarter 2015, as the carrying amount of DB’s equity method investment in Hua Xia Bank Co. Ltd. (€ 3,687 million) exceeded its respective market capitalization (€ 3,043 million) by € 644 million as of September 30, 2015. [IAS 36.12d]

Under the IAS 36 rules, the amount of a potential impairment loss is determined by comparing an asset’s carrying value with its recoverable amount, whereby the recoverable amount of an asset is defined as the greater of its (i) fair value less costs of disposal, or (ii) value in use. The value in use calculation particularly has to reflect changes in an entity’s intent to hold or sell an asset under review which should be reflected in the expected cash flows that are used to calculate the value in use.

Following a change in strategic intent regarding our investment in Hua Xia Bank, DB has been in various discussions regarding the potential sale of our stake in Hua Xia Bank since the second quarter of 2015.

Given the changed management intent to no longer consider the investment in Hua Xia to be a strategic investment, the estimated cash flows used for our DCF valuation focused on the potential sales proceeds of Hua Xia Bank rather than the future earnings of our investment. The so-calculated value in use was below the fair value less cost of disposal. As a result, the recoverable amount was determined as the higher fair value less cost of disposal and, due to the above-described negative share price developments in the third quarter of 2015, led to an impairment in the third quarter of 2015.

Deutsche Bank Aktiengesellschaft acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please feel free to contact the undersigned Marcus Schenck (ph: +49(69)910-41880; fax: +49(69)910-32121; e-mail: marcus.schenck@db.com) or Mathias Otto (ph: +49(69)910-33962; fax: +49(69)910-38572; e-mail: mathias.otto@db.com).

Yours sincerely,

Deutsche Bank Aktiengesellschaft

/s/ Dr. Marcus Schenck	/s/ Mathias Otto
Dr. Marcus Schenck	Mathias Otto
Chief Financial Officer	Co-General Counsel Germany
Member of the Management Board